Exhibit 99.1

10.	Information About the Company and the Offering

10.1	About this Prospectus Supplement

This prospectus supplement is part of a shelf prospectus that we filed with the Israel Securities Authority, or ISA, using a “shelf” registration process.  Under this process, we may sell from time to time any combination of the securities described in the shelf prospectus in one or more offerings up to the total amounts described in the shelf prospectus with respect to each type of securities.  This prospectus supplement provides specific information about the offering by us of up to NIS 150 million of Series C Debentures under the shelf prospectus. We have an option to offer to the public that participated in the offer up to an additional NIS 22.5 million aggregate principal amount of Series C Debentures. This prospectus supplement provides additional information regarding this offering and the description of the Series C Debentures that are being offered.  Generally, when we refer to the prospectus, we are referring to both this prospectus supplement and the accompanying prospectus.  If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Before you invest in our securities, you should carefully read this prospectus supplement, the accompanying prospectus and the information that we incorporate by reference into those documents.  In the event that there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference into those documents, you should only rely on the information contained in the document with the latest date.  Please refer to the information and documents listed and described under the heading “Where You Can Find More Information” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction other than in Israel.  You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on their cover pages and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.  Our business, financial condition, results of operation and prospects may have changed since that date.

In this prospectus, the terms “we,” “us” and “our” refer to Internet Gold - Golden Lines Ltd. and its subsidiaries, “B Communications” means B Communications Ltd., “GoldMind” means GoldMind Ltd., “Eurocom Communications” means Eurocom Communications Ltd., “Bezeq” means Bezeq The Israel Telecommunications Corp., Ltd.; “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “DBS” or “YES” (the trade name for DBS) means DBS Satellite Service (1998) Ltd.

All references to “dollars” or “$” in this prospectus are to U.S. dollars, and all references to “shekels” or “NIS” are to New Israeli Shekels.

10.2	Forward-Looking Statements

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein contain forward-looking statements which involve known and unknown risks and uncertainties.  We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements.  Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters.  You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain.  Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” of this prospectus supplement and of the accompanying prospectus and certain other matters discussed in this prospectus supplement, the accompanying prospectus and the information incorporated by reference in those documents, and other publicly available sources.  Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

10.3	Prospectus Supplement Summary

This summary may not contain all of the information that may be important to you.  You should read this entire prospectus supplement, including the financial data and related notes incorporated by reference in this prospectus supplement, before making an investment decision.  This summary contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ significantly from the results discussed in the forward-looking statements.  Factors that might cause or contribute to such differences include those discussed in “Risk Factors” and “Forward-Looking Statements” in this prospectus supplement and the accompanying prospectus.

Internet Gold - Golden Lines Ltd.

We are a leading communications group in Israel.  Our shares are listed on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or the TASE.  Our directly owned subsidiaries are B Communications Ltd. (formerly known as 012 Smile.Communications Ltd.) and GoldMind Ltd. (formerly known as Smile.Media Ltd.).

Our principal subsidiary, B Communications, has been the controlling shareholder of Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider, since April 14, 2010.  As of the date of this prospectus, we own 76.62% of B Communications and B Communications owns 30.41% of Bezeq.  Bezeq is the principal provider of communications services in Israel.  Bezeq and its subsidiaries implement and provide a broad range of telecommunications operations and services, including domestic fixed-line, cellular, Internet services, international communication services, multi-channel television, satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (such as network endpoint services).  Bezeq has the following four principal areas of operation, which are reported as business segments in its consolidated financial statements:

•
Bezeq – domestic fixed-line communications.  This segment primarily includes Bezeq’s operation as a domestic operator, including fixed-line telephony services, Internet services, transmission services and data communications.

•
Pelephone – cellular telephone.  This segment primarily includes cellular mobile telephone services (cellular communications), marketing of end-user equipment, installation, operation and maintenance of cellular communications equipment and systems.

•
Bezeq International– Internet, international communications and network endpoint, or NEP, services.  This segment primarily includes Internet service provider, or ISP, services, international communications services and NEP services.

•	YES - multi-channel television. This segment primarily includes multi-channel digital television broadcasts to subscribers over satellite and provision of value-added services to subscribers.

GoldMind is an Internet media company in Israel.  As of June 30, 2010, GoldMind had 10 Internet properties in its network, consisting of three eCommerce websites and seven online content websites.

Corporate Information

We were incorporated under the laws of the State of Israel in April 1992 under the name Euronet Golden Lines (1992) Ltd.  In June 1999 we changed our name to Internet Gold - Golden Lines Ltd.  We are a public limited liability company under the Israeli Companies Law 1999 and operate under this law and associated legislation.  Our registered offices and principal place of business are located at 1 Alexander Yanai Street, Petach Tikva 49277, Israel, and our telephone number is +972-72-2003-848.  Our address on the Internet is www.igld.com and B Communications maintains a website at b.communications.co.il.  The information on our websites is not incorporated by reference in this prospectus.

Recent Developments

On August 2, 2010, Bezeq’s board of directors recommended the distribution of a cash dividend to its shareholders of an aggregate NIS 1.28 billion, or approximately NIS 0.48 per share. The distribution was approved by Bezeq's shareholders on September 12, 2010.  The dividend is payable on October 7, 2010 to shareholders of record as of September 20, 2010.  The distribution is in accordance with Bezeq’s dividend policy of distributing, on a semi-annual basis, cash dividends amounting to 100% of the net profit attributable to shareholders.  B Communications currently holds 30.41% of Bezeq’s outstanding shares.

The Offer

Issuer	Internet Gold - Golden Lines Ltd.
Securities Offered	Up to NIS 150,000,000 aggregate principal amount of Series C Debentures.
Over-allotment Option	Up to NIS 22,500,000 aggregate principal amount of Series C Debentures
Denomination	The Series C Debentures will be issued in NIS units, each in the principal amount of NIS 1,000.
Offering Price	NIS 1,000 per each unit in the principal amount of NIS 1,000.
Maturity	We will pay the Series C Debentures in four equal annual installments on March 10 of each of the years 2016 through 2019.
Interest Rate	The Series C Debentures will bear interest at a rate per annum to be determined by a tender, but in any event not more than 4.8%.
Interest Payment Dates
Interest on the outstanding principal of the Series C Debentures will be paid on March 10 and September 10 of each of the years 2011 through 2018, and on March 10, 2019 for the period ended on the last day before such payment date.

Linkage	The principal and interest will be linked to the Israeli consumer price index, for the month of August 2010.
Ranking	The Series C Debentures will be unsecured and will be subordinated to any secured indebtedness from time to time outstanding.
Redemption	We will not be entitled to call the Series C Debentures for redemption prior to maturity.
Listing	We have applied to list the Series C Debentures for trading on the TASE.
Series C Debentures Rating	A3/stable rating.
Use of Proceeds	We intend to use the net proceeds from this offering for repayment of principal and interest payments due under our Series B Debentures in November 2010.

Trustee	Reznick Paz Nevo Trusts Ltd.
Governing Law	Laws of the State of Israel.
Risk Factors	You should consider carefully the risk factors in this prospectus supplement and the accompanying prospectus before deciding to participate in our securities.

10.4	Risk Factors

An investment in our securities is speculative and involves a high degree of risk.  Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment.  Before deciding whether to invest in our securities, you should carefully consider the following factors as well the risk factors beginning on page C-7 of the accompanying prospectus and the other information contained in this prospectus supplement and the accompanying prospectus and in the other reports that we file with the Securities and Exchange Commission, or SEC, and that we incorporate by reference into this prospectus supplement and the accompanying prospectus.

Risks Related to the Series C Debentures Offered by this Prospectus Supplement

Our ability to make payments under the Series C Debentures may be affected by our receipt of distributions from our subsidiary B Communications.

As of June 30, 2010, we had approximately NIS 2.7 million ($0.7 million) of outstanding Series A convertible debentures, bearing an annual interest rate of 4%, approximately NIS 784.3 million ($ 207.8 million) of outstanding Series B debentures, bearing an annual interest rate of 5% and borrowings of NIS 17.3 million ($4.6 million) under our lines of credit with five banking institutions in Israel.  The lines of credit provide for interest at annual rates ranging from 2.6% to 2.84% and an average rate of 2.68%.  In connection with such credit lines, we agreed not to pledge any of our assets to any person.  In addition, pursuant to the terms of such credit lines, we are required to maintain our ownership position in our subsidiary B Communications above 51%.  Our ability to repay our debt, including payments under the Series C Debentures, is dependent on our working capital and the receipt of distributions from our subsidiary B Communications.  As of June 30, 2010, B Communications had NIS 4.4 billion (approximately $1.17 billion) of loans outstanding which it incurred to facilitate its acquisition of the controlling interest in Bezeq, and approximately NIS 306.6 million ($81.2 million) of outstanding Series A debentures, bearing an annual interest rate of 4.75%.  The failure of our subsidiaries to provide funds to us by means of dividends or otherwise could have a material and adverse effect on our cash flow and ability to service our debt.  Accordingly, our ability to repay our debt may be affected by Bezeq’s distribution policy and the amount of dividends that B Communications receives from Bezeq.  If we are unable to meet our debt obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets.  So long as B Communications controls Bezeq, our ability to sell our holdings in B Communications is limited by the terms of the control permit issued to us in connection with B Communications’ acquisition of the controlling interest in Bezeq.  We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

The Series C Debentures will be unsecured and will be subordinated to any secured debt obligations from time to time outstanding.

The Series C Debentures will be unsecured and will be subordinated to any secured indebtedness from time to time outstanding.  If we default on the Series C Debentures, or in the event of bankruptcy, liquidation or reorganization, then, to the extent that we have granted security over our assets, the assets that secure these debts will be used to satisfy the obligations under that secured debt before we could make payment on the Series C Debentures.  If there is not enough collateral to satisfy the obligations of the secured debt, then the remaining amounts on the secured debt would share equally with all unsubordinated unsecured indebtedness.

An active trading market for the Series C Debentures may not develop.

There is no established trading market for the Series C Debentures.  Though we have applied for the listing of the Series C Debentures on the TASE, an active trading market in the Series C Debentures may not develop.  If a trading market does not develop, purchasers of the Series C Debentures may not be able to sell them.  Even if a trading market for the Series C Debentures develops, the liquidity of any market for the Series C Debentures will depend upon the number of holders of the Series C Debentures, our performance, the market for similar securities, the interest of securities dealers in making a market in the Series C Debentures and other factors.  Accordingly, no assurance can be given as to the liquidity or market price of, or adequate trading markets for, the Series C Debentures.

We may incur additional indebtedness ranking equally or senior to the Series C Debentures.

We are permitted us to issue additional debt that ranks equally or senior to the Series C Debentures.  If we incur any additional debt that ranks senior to the Series C Debentures, the holders of that debt will rank senior in right of payment to all existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to such debt, including the Series C Debentures.  If we incur any additional debt that ranks on an equal and ratable basis with the Series C Debentures, the holders of that debt will be entitled to share ratably with the holders of the Series C Debentures in any proceeds distributed in connection with an insolvency, liquidation, reorganization, dissolution or other winding-up of us subject to satisfaction of certain debt limitations.  This may have the effect of reducing the amount of proceeds paid to you.

Your right to receive payments on the Series C Debentures will be subordinated to certain statutory liabilities.

We are incorporated under the laws of the State of Israel and any insolvency proceedings would proceed under, and be governed by, Israeli insolvency laws.  Under Israeli bankruptcy law, the obligations under the Series C Debentures are subordinated to certain statutory preferences.  In the event of liquidation, such statutory preferences, including claims for salaries, wages, secured obligations, social security, taxes and court fees and expenses, will have preference over any other claims, including claims by any investor in respect of the Series C Debentures.

A ratings decline could adversely affect the value of the Series C Debentures.

Our Series C Debentures have been assigned an A3 stable rating by Midroog Ltd., an Israeli rating company affiliated with Moody’s.  Any of the agencies that rate our debt has the ability to lower the ratings currently assigned to our debt, as a result of its views about our current or future business, financial condition or results of operations.  Any ratings decline could adversely affect the value of the Series C Debentures.  A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.  Each rating should be evaluated independently of any other rating.

There are restrictions on your ability to transfer or resell the Series C Debentures in the United States without registration under applicable U.S. federal and state securities laws.

The Series C Debentures being offered by this prospectus are being offered and sold in Israel in reliance upon an exemption from registration under U.S. federal and applicable state securities laws.  Therefore, you can not transfer or resell the Series C Debentures in the United States other than pursuant to a registration statement under the Securities Act of 1933, as amended or an exemption from the registration requirements of the U.S. federal and applicable state securities laws.

10.5	Ratio of Earnings to Fixed Charges

The following tables set forth our ratio of earnings to fixed charges for each year in the five-year period ended December, 31, 2009.

IFRS:

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2008 and 2009, in accordance with IFRS.

	2008	2009
	(NIS in millions)
Pre-tax earnings from continuing operations	19	158
Income attributable to non-controlling interest	(15)	(38)
Fixed charges	113	121
Adjusted pre- tax earnings from continuing operations	117	241

Fixed charges
Interest charges	108	116
Rental interest factor	5	5
Total	113	121
Ratio of earnings to fixed charges	1.04	1.99

U.S. GAAP:

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2007 and 2007 in accordance with U.S. GAAP.

	2005	2006	2007
	(NIS in millions)
Pre-tax earnings from continuing operations	20	13	176
Fixed charges	22	7	51
Minority share in income	-	*	(1)
Company’s share in net loss of investees from continued operations	-	*	-
Adjusted pre- tax earnings from continuing operations	42	20	226

Fixed charges
Interest charges	19	4	46
Rental interest factor	3	3	5
Total	22	7	51
Ratio of earnings to fixed charges	1.90	2.78	4.43
____________________
* Less than NIS 500 thousand

10.6	Capitalization and Indebtedness

The table below sets forth our unaudited capitalization as of June 30, 2010 (i) on an actual basis and (ii) on an as adjusted basis to give effect to our issuance and sale of NIS 150,000,000 aggregate principal amount of Series C Debentures in the offering and the receipt by us of net proceeds of approximately NIS 148,639,000 (assuming we do not exercise the over-allotment option), after deducting arranger’s fees and commissions and estimated remaining offering expenses, as well as the issuance and sale on September 21, 2010 of NIS 400,000,000 aggregate principal amount of Series B debentures by B Communications and the receipt by B Communications of net proceeds of approximately NIS 395,800,000 from such  offering.  See Section 10.8, “Use of Proceeds.”

You should read the table together with our audited financial statements for the year ended December 31, 2009 and notes thereto, included in our Annual Report on Form 20-F for the year ended December 31, 2009, and our unaudited financial statements for the quarter ended June 30, 2010, included in our Report on Form 6-K filed on August 3, 2010, which have been incorporated by reference in this prospectus.

	As of June 30, 2010
	Actual	As Adjusted (1)
	(U.S. dollars in millions) (unaudited)
Cash and cash equivalents and marketable securities	242	386
Short-term debt	571	571
Long-term debt
Debentures	746	746
Series B Debentures raised by B Communications	--	105
Series C Debentures	--	39
Bank debt	1,555	1,555
Total long-term debt	2,301	2,445
Total equity attributable to equity holders of the company	114	114
Non-controlling interest	2,844	2,844
Equity	2,958	2,958
Total liabilities and equity	7,358	7,502

(1) Assuming that we do not exercise the over-allotment option in full.

10.7	Market For Our Ordinary Shares

Our ordinary shares were listed on the NASDAQ Global Market (symbol: IGLD) from our initial public offering in August, 1999 until July 21, 2001, at which date the listing of our ordinary shares was transferred to the NASDAQ Capital Market.  Since February 4, 2005, our shares once again have been listed on the NASDAQ Global Market.  Since March 1, 2005, our ordinary shares have also been traded on the TASE.

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low
April 2010	$ 34.19	$ 28.01	NIS 125.90	NIS 105.50
May 2010	$ 28.87	$ 21.84	NIS 108.10	NIS 84.35
June 2010	$ 26.36	$ 21.12	NIS 100.80	NIS 82.76
July 2010	$ 22.36	$ 20.15	NIS 88.55	NIS 77.22
August 2010	$ 23.10	$ 17.81	NIS 88.50	NIS 67.01
September 2010 (until September 24)	$ 22.45	$ 18.31	NIS 88.52	NIS 68.95

10.8	Use of Proceeds

We estimate that we will receive net proceeds of approximately NIS 148,639,000 from the sale by us of NIS 150,000,000 aggregate principal amount of Series C Debentures assuming that we do not exercise the over-allotment option in full, after deducting arranger’s fees and commissions and our estimated remaining offering expenses.  We intend to use the net proceeds from this offering for repayment of principal and interest payments due under our Series B Debentures in November 2010.

We have undertaken to hold the net proceeds from this offering in a bank with a short-term ranking of "P-1" or in Israeli governmental bonds in order to ensure the use of proceeds described above.

For additional information see Section 9 of this Prospectus Supplement.

10.9	Material Changes

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference in this prospectus supplement and as disclosed in this prospectus supplement, no material changes have occurred since December 31, 2009.

10.10	Offering Expenses

We estimate that the expenses to be incurred by us in connection with the offering of securities under this prospectus supplement, including legal fees and expenses, accounting fees and expenses, printing fees, arranger’s fees and other commissions and expenses, will be approximately NIS 1,361,000.

For additional information see Section 9 of this Prospectus Supplement.

10.11	Legal Matters

Fischer Behar Chen Well Orion & Co., Tel-Aviv, Israel will pass upon matters of Israeli law for us with respect to securities offered by this prospectus supplement.  Carter Ledyard & Milburn LLP, New York, New York, will be passing upon matters of United States law for us with respect to securities offered by this prospectus supplement.

10.12	Experts

The consolidated financial statements appearing in our Annual Report on Form 20-F for the year ended December 31, 2009 have been audited by Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International, as set forth in its report thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

10.13	Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC.  We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on June 30, 2010;

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Our Reports on Form 6-K furnished to the SEC on June 30, 2010, July 13, 2010, July 28, 2010, July 29, 2010, July 30, 2010, August 2, 2010 (two reports), August 3, 2010, August 26, 2010, August 30, 2010, August 31, 2010, September 1, 2010 (two reports), September 2, 2010, September 7, 2010, September 8, 2010, September 20,2010 and September 21, 2010 (five reports);

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Our Report on Form 6-K furnished to the SEC on June 28, 2010, incorporating an English translation of Bezeq’s audited financial statements and annual report for the fiscal year ended December 31, 2009, the Hebrew version of which were published by Bezeq on March 3, 2010;

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Our Report on Form 6-K furnished to the SEC on August 9, 2010, incorporating an English translation of Bezeq’s unaudited financial statements and quarterly report for the second quarter of 2010, the Hebrew version of which were published by Bezeq on August 2, 2010;

•
Our Report on Form 6-K furnished to the SEC on August 26, 2010, with our unaudited pro forma condensed combined statements of income for the year ended December 31, 2009 and unaudited pro forma condensed combined statements of financial position as of December 31, 2009;

•	The description of our ordinary shares contained in our Annual Report on Form 20-F for the year ended December 31, 2009.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference.  Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents.  Please direct your written or telephone requests to Internet Gold - Golden Lines Ltd., 1 Alexander Yanai Street, Petach Tikva 49277, Israel, Attn: Doron Turgeman, Chief Financial Officer, telephone number +972-72-2003848.  You may also obtain information about us by visiting our website at www.igld.com.  Information contained in our website is not part of this prospectus.